Exhibit 99.1

BIOPHYTIS ANNOUNCES APPROVAL OF THE OBA CLINICAL TRIAL IN BRAZIL AND SHARES ITS OUTLOOK FOR BIO101 IN OBESITY

Paris (France) and Cambridge (Massachusetts, U.S.), August 10, 2026, at 07:00am CET – Biophytis SA (Euronext Growth Paris: ALBPS), (“Biophytis” or the “Company”), a biotechnology company pioneering the development of transformative therapies for longevity, today announces that it has received approval from Brazil’s National Health Surveillance Agency (ANVISA) to begin the Phase 2 OBA clinical trial for obesity in Brazil and shares the outlook for its drug candidate BIO101 in obesity.

The authorization, published in the Diário Oficial da União (Brazil’s Federal Official Gazette), represents a key regulatory milestone for the study’s implementation in Brazil. It follows regulatory approvals already obtained in the United States and Europe, confirming Biophytis’ ability to conduct multi-regional clinical development in compliance with the requirements of major health authorities. Approval of the protocol enables Biophytis to proceed with the operational implementation of the OBA study in a strategic region characterized by a high prevalence of obesity and a growing unmet medical need.

Stanislas Veillet, Chairman and CEO of Biophytis, stated: “Obtaining this authorization from ANVISA, following those obtained in the United States and Europe, marks a pivotal milestone in the international rollout of our clinical trial for obesity. It thus strengthens our ability to execute an ambitious clinical strategy and address a new unmet medical need: improving mobility of obese patients in a rapidly expanding market. It will enable us to position BIO101 for a second indication alongside its primary indication, which remains sarcopenia, with the support of the Brazilian pharmaceutical company Blanver, which is responsible for developing BIO101 in the region”.

The global market for obesity treatments is experiencing very dynamic growth, driven by the high prevalence of the disease and the rapid development of GLP-1 receptor agonists (or “GLP-1”), which enable unprecedented weight loss and are driving a paradigm shift in the management of obesity. However, this weight loss is accompanied by a significant reduction in muscle mass and strength, and GLP-1 treatments alone do not improve mobility in patients with obesity.

It is in this context that Biophytis is developing BIO101, which, when used in combination with GLP-1-based therapies, could preserve muscle strength, restore mobility, and reduce the risk of sarcopenia in patients with obesity.

In the coming weeks, Biophytis will proceed to:

•	The signing of a contract with Blanver, the partner pharmaceutical company, and EMBRAPII (Farmavax), the Brazilian public agency dedicated to promoting industrial innovation, for the clinical development project of BIO101 for obesity in Brazil. This contract, which follows the agreement reached last year, will enable the company to finalize preparations and launch the Phase 2 OBA trial at the primary investigator site, while ensuring its co-financing.

•	The incorporation of a rebound effect study into its protocol by submitting an amendment to regulatory agencies (FDA, EMA, ANVISA), with the goal of testing BIO101’s effect on weight gain during the rebound phase. The risk of weight rebound upon discontinuation of GLP-1 therapy is a major risk and represents a very significant unmet medical need.

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About the OBA Clinical Study

The OBA study is a Phase 2 clinical trial evaluating BIO101 in 164 obese and overweight patients treated with GLP-1 to explore its potential impact on muscle function and obesity-related complications. By combining BIO101 with GLP-1 therapy, this study aims to counteract the loss of muscle strength frequently observed during GLP-1-induced weight loss and to preserve mobility. Conducted in the US, Europe, and Brazil, the study’s primary objective is to measure improvements in lower-limb muscle strength, as assessed by the knee extension test.

This study is part of a licensing agreement with Blanver, one of the leading pharmaceutical companies in Brazil and Latin America, including but not limited to Brazil, Mexico, Argentina, and Colombia. Under the terms of this partnership, Biophytis may receive up to 108 million euros, including an upfront payment and subsequent milestone payments upon the achievement of certain objectives. Biophytis is also eligible to receive double-digit royalties on net sales in the relevant territory, following the granting of future marketing authorizations.

In addition, the company is receiving non-dilutive financial support from EMBRAPII, a Brazilian public agency dedicated to clinical innovation. The study is scheduled to begin in early 2027. Biophytis aims to generate robust clinical data in key regions of the global obesity market experiencing strong growth and remains underserved.

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About Biophytis

Biophytis SA is a clinical-stage biotechnology company focused on developing drug candidates for age- related diseases. BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule in development for muscular diseases (sarcopenia, Phase 3 ready to start) and metabolic disorders (obesity, Phase 2 ready to start). The company is headquartered in Paris, France, with subsidiaries in Cambridge, Massachusetts, USA, and Brazil. The Company’s ordinary shares are listed on Euronext Growth Paris (ALBPS - FR001400OLP5) and its ADS (American Depositary Shares) are listed on the OTC market (BPTSY - US 09076G401). For more information, visit www.biophytis.com.

Biophytis Contact

Investor relations

investors@biophytis.com

Media relations

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Nizar Berrada: nizar.berrada@taddeo.fr – +33 6 38 31 90 50